UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES APPOINTMENT OF SUPPORTING COMMITTEES

Medellin, Colombia, April 26, 2016

The Board of Directors settled the composition of the supporting committees, and included directors who qualify as independent in each committee.

The committees are composed as follows:

Risk Committee:

The Risk Committee is composed of the following individuals:

Roberto Steiner Sampedro, independent director

Hernando José Gómez Restrepo, independent director

David Bojanini García, not independent member

Mr. Steiner will be Chairman of this Committee

Audit Committee:

The Audit Committee is composed of the following individuals:

Hernando José Gómez Restrepo, independent director and finance expert of the Committee

Andres Felipe Mejia Cardona, independent director

Arturo Condo Tamayo, independent director

Mr. Gomez will be Chairman of this Committee

Corporate Governance Committee:

The Corporate Governance Committee is composed of the following individuals:

David Bojanini García, not independent member

Roberto Steiner Sampedro, independent director

Luis Fernando Restrepo Echavarria, independent director

Mr. Bojanini will be Chairman of this Committee

Designation, Compensation, and Development Committee:

The Designation, Compensation, and Development Committee is composed of the following individuals:

Gonzalo Perez Rojas, not independent director

Luis Fernando Restrepo Echavarria, independent director

Andres Felipe Mejia Cardona, independent director

Mr. Perez will be Chairman of this Committee

David Bojanini Garcia will continue as Chairman of the Board of Directors.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: April 26, 2016	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance